EARLY WARNING RELEASE

(Montréal, January 21, 2019) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko") announces that it has subscribed for and received from Barksdale Capital Corp. (TSXV:BRO) (“Barksdale”) 5,833,333 common shares (the “Common Shares”) at a price of $0.60 per Common Share, for an aggregate subscription price of $3,500,000 pursuant to a non-brokered private placement purchase agreement (the “Transaction”).

Immediately prior to the closing of the Transaction, Osisko did not have beneficial ownership of, or control and direction over, any Common Shares of Barksdale. Immediately following the closing of the Transaction, Osisko owns, beneficial ownership of, or control and direction over 5,833,333 Common Shares, representing approximately 15.2% of the Common Shares then be issued and outstanding.

Osisko acquired the Common Shares described in this press release for investment purposes and in accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire additional Common Shares and/or other equity, debt or other securities or instruments (collectively, “Securities”) of Barksdale in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Barksdale and other relevant factors.

A copy of the early warning report to be filed by Osisko in connection with the Transaction described above will be available on SEDAR under Barksdale’s profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 16.7% interest in Osisko Mining Inc., a 32.3% interest in Barkerville Gold Mines Ltd., a 15.5% interest in Victoria Gold Corp., a 17.8% interest in Falco Resources Ltd and an 10.6% interest in Osisko Metals Incorporated.

Osisko is incorporated under the laws of the Province of Québec, with its head office located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com